

February 16, 2011

Daryl J. Ehrmantraut
Chief Executive Officer
Quantum Solar Power Corp.
3900 Paseo Del Sol, Suite A311
Santa Fe, NM 87507

>   **Re: Quantum Solar Power Corp.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 13, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
>   **Filed November 9, 2010**
>   **File No. 000-52686**

Dear Mr. Ehrmantraut:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 25

1.   We note your disclosures on page 26 that the annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the SEC that permit you to only provide management's report in the annual report. This appears to be an incorrect statement as the attestation report of your registered public accounting firm regarding the

audit of your internal control over financial reporting as of June 30, 2010 has, in fact, been provided in your annual report. Please revise this disclosure in future filings to comply with the requirements of Item 308(a)(4) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 26

2.   We note your disclosure that there were no changes in your internal control over financial reporting that occurred during the fiscal year ended June 30, 2010 that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting. Please note this disclosure is required to address the fourth fiscal quarter in the case of an annual report. In future filings, please revise to disclose whether there have been any changes to your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 4. Controls and Procedures, page 22

3.   We note that there were material weaknesses identified in connection with management's assessment of internal control over financial reporting as of June 30, 2010 as disclosed on page 25 of your Form 10-K. Further, we note that these material weaknesses constitute the basis for management concluding that disclosure controls and procedures are not effective as of December 31, 2010 as disclosed in your Form 10-Q filed February 9, 2011. However, we note that management concluded that disclosure controls and procedures were effective as of September 30, 2010. Please clarify how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2010 considering your conclusions on your disclosure controls and procedures were ineffective as of June 30, 2010 and December 31, 2010.

4.   Your effectiveness conclusion includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule l3a-15(e) and Rule 15d-15(e). Taking into account the considerations noted in the above comment, please confirm whether your disclosure controls and procedures were effective, or not effective, as of September 30, 2010 to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please note that in future filings, in lieu of

providing the entire definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e) in your conclusion, you may simply indicate that your disclosure controls and procedures were effective, or not effective, without including any part of the definition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief